FORM 18-K/A
AMENDMENT NO. 1
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
ANNUAL REPORT
of
EXPORT DEVELOPMENT CANADA
(An agent of Her Majesty in right of Canada)
(Name of Registrant)
Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A
Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE MICHAEL H. WILSON
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005	BRIAN LAFFIN Vice-President and Treasurer Export Development Canada 151 O’Connor Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 1 to its annual report on a voluntary basis.

     This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2008 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement to be dated as of September 24, 2009 between EDC and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of September 16, 2009 between EDC and BNP Paribas Securities Corp., Credit Suisse Securities (Europe) Limited, HSBC Securities (USA) Inc. and RBC Capital Markets Corporation, as representatives of the several underwriters, (iii) the Opinion and Consent of Senior Legal Counsel of EDC, (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, and (v) the Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters all of which were prepared in connection with the offering of U.S. $1,000,000,000 1.75% United States Dollar bonds due September 24, 2012 (the “Bonds”) described in its Prospectus Supplement dated September 16, 2009 (the “Prospectus Supplement”) to its Prospectus dated January 15, 2008 (the “Basic Prospectus”).
     That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-148248. Such portion is not expected to exceed an aggregate principal amount of U.S. $750,000,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, an aggregate of U.S. $253,340,700 will remain registered on Registration Statement No. 333-148248.
     The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2008, as hereby amended, are as follows:
(1)	Supplemental Export Development Canada Information (previously filed).
(2)	Consent of the Auditor General of Canada (previously filed).
(3)	Export Development Canada’s 2008 Annual Report (previously filed).
(4)	Copy of the consolidated Export Development Act, effective as of March 12, 2009 (previously filed).
(5)	Auditor General Power of Attorney (previously filed).
(6)	Fiscal Agency Agreement.
(7)	Underwriting Agreement.
(8)	Opinion and Consent of Senior Legal Counsel of EDC.
(9)	Consent of Milbank, Tweed, Hadley & McCloy LLP.
(10)	Consent of Stikeman Elliot LLP.
It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee	U.S. $	23,025
Legal		60,000
Miscellaneous Expenses		16,975

	U.S. $	100,000

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number one to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 23rd day of September, 2009.

Export Development Canada

By:	/s/ Brian Laffin
Brian Laffin
Vice-President and Treasurer

EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10

EXHIBIT INDEX
(1) Supplemental Export Development Canada Information. (Previously filed).
(2) Consent of the Auditor General of Canada. (Previously filed).
(3) Export Development Canada’s 2008 Annual Report. (Previously filed).
(4) Copy of the consolidated Export Development Act, effective as of March 12, 2009. (Previously filed).
(5) Auditor General Power of Attorney. (Previously filed).
(6) Fiscal Agency Agreement.
(7) Underwriting Agreement.
(8) Opinion and Consent of Senior Legal Counsel of EDC.
(9) Consent of Milbank, Tweed, Hadley & McCloy LLP.
(10) Consent of Stikeman Elliot LLP.